Exhibit 3

PricewaterhouseCoopers LLP
Chartered Accountants
One Lombard Place
Suite 2300
Winnipeg, Manitoba
Canada R3B 0X6
Telephone +1 (204) 926 2400
Facsimile +1 (204) 944 1020

November 1, 2002

Consent of Independent Auditors

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F of Canwest Global Communications Corp. of our report dated November 1, 2002 related to the consolidated financial statements of Canwest Global Communications Corp. which is incorporated by reference into the company’s Annual Report on Form 40-F for the year ended August 31, 2002.

We also consent to the inclusion in this Annual Report on Form 40-F of Canwest Global Communications Corp. of our notice on Canadian — US reporting difference which appears in the Form 40-F for the year ended August 31, 2002.

Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.